April 26, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel
Christopher B. Edwards, Special Counsel

Re:	Luna Technologies International, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 5, 2006
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
And Subsequent Quarterly Reports on Form 10-QSB
Filed March 1, 2006
File No. 0-29991

Ladies and Gentlemen:

On behalf of Luna Technologies International, Inc. (“Luna” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of April 12, 2006. This letter addresses the comments of the Commission on the Company’s Preliminary Schedule 14C.

PreR14C

1. We considered your response to prior comment 1 and are unable to concur. In this case, because the authorization of common stock involves the issuance of the secured convertible notes, Item 11 information for the issuance of the notes, including financial statements, is required Please refer to note A to Schedule 14A Moreover, as noted previously and as your response acknowledges, Luna has an obligation under the December 16, 2005 securities purchase agreement to issue “essentially limitless” additional shares of common stock that are being proposed for authorization Risk factor disclosure includes numerous material risks to Luna’s other stockholders resulting from conversion of the secured convertible notes and exercise of outstanding warrants Since the information required by Item 11 of Schedule 14A, including the financial and other information required by Item 13(a) of Schedule 14A, appears material for the exercise of prudent judgment in the matter being acted upon, please revise.

Response: We have included the financial information called for by Item 13(a) of Schedule 14A.

10-KSB/A

Item 8A. Controls and Procedures

2.  The next comment is applicable also to the amended l0-QSBs for March 31, 2005, June 30, 2005, and September 30, 2005. See Item 3 of Form 10-QSB

3.  Refer to prior comment 6. We note your revised statement that “we have concluded that our disclosure controls and procedures are effective to ensure the timely collection, evaluation and disclosure of information relating to our company and our consolidated subsidiaries, that would potentially be subject to disclosure” Revise to clarify, if true that your management, including your chief executive officer and your chief financial officer, concluded that your disclosure controls and procedures are designed and are effective to ensure that information required to be disclosed by Luna in the reports that it files or submits under the Exchange Act

•  Is recorded, processed, summarized, and reported within the tune periods specified in the Commission’s rules and forms

•  Is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions on required disclosure

See Rule 13a-15(e) under the Exchange Act

Response: We have revised Item 8A of the Company’s 10-KSB/A and Item 3 of 10-QSB/As for March 31, 2005, June 30, 2005, and September 30, 2005.

I am attaching a statement of the Company as requested.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe

LUNA TECHNOLOGIES INTERNATIONAL, INC.
61B Fawcett Road
Coquitlam, British Columbia
Canada V3K 6V2

April 26, 2006
Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Luna Technologies International, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 5, 2006
Amendment to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and Subsequent Quarterly Reports on Form 10-QSB
File No. 0-29991

Gentlemen:

The undersigned being the Chief Executive Officer of the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the Company’s filings.

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

Luna Technologies International, Inc.

By: __    /s/ Kimberly Landry_________
Kimberly Landry